Exhibit 99.5

CXone@home is Expanded to Include Workforce Engagement Suite to Ensure
Agent Productivity While Working at Home

Up and running in 48 hours with no charge for 60 days to ensure business continuity, compliance and performance

Salt Lake City, April 16, 2020 – NICE inContact, a NICE business (Nasdaq: NICE) and the leader in cloud contact center solutions, today announced that its CXone@home offering has been expanded to include the complete suite of workforce engagement and optimization (WFO) capabilities to ensure agents are productive while working from home.

Many organizations that have shifted to work from home now face challenges of engaging and ensuring performance of their newly remote and dispersed workforce, while at the same time the nature and volume of the work is rapidly changing. These same organizations have requested CXone@home to help them deal with these challenges.

The fully integrated, enterprise-grade cloud platform provides contact centers flexibility, speed and the ability to manage costs with a superior alternative to on-premises systems not built for remote work. CXone@home can be up and running in 48 hours and is available with no commitment or contract and is free for 60 days. This next generation of CXone@home is a strong fit for businesses and government agencies to restore full contact center productivity in days.

Benefits of CXone@home include:
•	Move agents to work from home and continue to seamlessly serve customers across voice and digital channels with Automatic Contact Distributor (ACD), Interactive Voice Response (IVR), chat and email.
•
Adjust quickly to handle customer demand and easily manage changes in demand with elastic scaling up or down and support for rapid changes to contact flows, IVR dialogs and other operational processes.

•
Restore team productivity and performance with performance goals, remote coaching and monitoring to boost customer satisfaction (CSAT), increase agent engagement, build agent skills and manage performance.

•	Ensure compliance with voice and screen recording plus quality management analytics as part of the complete suite in the cloud.
•
Manage staffing and adherence to service level agreements (SLAs), including response to varying volumes and frequent requests for shift changes, with Workforce Management (WFM) as part of the complete CXone cloud contact center platform.

“Almost all businesses and government entities around the globe are dealing with changes in their contact centers due to the COVID-19 outbreak,” said Paul Jarman, CEO NICE inContact. “Contact center leaders are looking for continuity and the ability to serve their customers in a very dynamic environment in their day to day operations. Moving to the cloud with CXone is a fast, reliable and flexible approach with a sustainable and flexible system to address their needs both now and in the long run.”

For more details about CXone@home with Workforce Optimization, click here.

Free business continuity resources also available:
•	Checklist: Work-from-home Agent Readiness
•	Webinar: Work-from-home Agent Best Practices
•	Whitepaper: Disaster Recovery and Business Continuity
•	Additional videos, webinars and case studies here
•	For the latest information, follow us on LinkedIn or Twitter

As the leading cloud platform for contact centers, NICE inContact CXone has a global, geographically redundant cloud infrastructure with built-in elasticity to dynamically scale up or down based on demand. We proactively monitor and continuously forecast demand with reserves for immediate spikes in volume and the ability to add data and storage capacity immediately. Customers can rely on the 99.99% guaranteed availability on our carrier-grade network with global data centers and points of presence (POPs) as well as 24/7/365 network operations monitoring. Contact center agents using NICE inContact CXone are operating in over 100 countries.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.